UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 22, 2018

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Christina Fettig

Re:	Silk Invest New Horizons Frontier Fund
Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Fettig:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed February 21, 2018 for the purpose of forming a new series, Silk Invest New Horizons Frontier Fund.

(1)	Comment: Please provide hypothetical examples for five- and ten-year periods.

Response: We will add five-and ten-year examples in a 497 filing when the reorganization is complete.

(2)	Comment: Please remove the reference to October 31, 2016 financial statements in the Financial Statements section of the Statement of Additional Information.

Response: We will remove the reference in a 497 filing when the reorganization is complete.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP